May 18, 2004

DYNAMIC REPORTS ON CHOWADE WELL IN NORTHEAST B.C.

DYNAMIC OIL & GAS, INC. is pleased to report that drilling has been completed on the Chowade C-95-D well in N.E. British Columbia. A series of drill-stem tests have been conducted and the well has been cased pending further evaluation.

The drill rig has been temporarily racked and will be moved from the location once spring road-use restrictions are lifted. A service rig is scheduled to be on-site in June for further testing and completion operations.

The exploratory well, drilled 100% by Dynamic, is estimated to cost $3.0 million and will earn a 60% interest to its drilling depth in 2,850 acres of contiguous lands under a farm-in agreement with a large Canadian producer. Terms of the agreement include the earning of a 100% interest in the drilled spacing unit, subject to a convertible 15% overriding royalty. Based on proprietary 2-D seismic that the Company acquired in 2003, at least two additional drilling targets have been identified on contiguous lands.

DYNAMIC OIL & GAS, INC. is a Canadian based energy company engaged in the production and exploration of western Canada’s natural gas and oil reserves. The Company owns working interests in several central Alberta producing properties, and in early-stage exploration properties located in southwestern and northern British Columbia.

On Behalf of the Board of Directors,

Wayne J. Babcock
President & CEO

"THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD LOOKING STATEMENTS IN THIS RELEASE INCLUDE, WITHOUT LIMITATION, UNCERTAINTY THAT RESULTS OF CHOWADE WELLS WILL ULTIMATELY BE COMMERCIAL. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING A RISK THAT EQUIPMENT WILL BE AVAILABLE AS SCHEDULED, THAT MORE WELLS WILL BE DRILLED AND THE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON MAY 20, 2003."

Dynamic Oil & Gas, Inc. Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com